Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Implements Cost Reduction Measures

Ottawa, Canada, September 10, 2012  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it has implemented several cost saving measures to reduce expenses and  associated cash consumption.

DragonWave will eliminate 48 positions across all functions from the company’s workforce primarily in Ottawa and Israel. DragonWave expects to save approximately US$6 million in annual operating expenses as a result of these staff reductions and other measures. DragonWave anticipates restructuring charges in the third quarter of fiscal year 2013 as a result of the elimination of these positions to be approximately US$1.0 million, and a one-time cash usage in the third quarter of fiscal year 2013 of approximately US$1.6 million.

Peter Allen, DragonWave’s President and CEO, said “We have now completed our first full quarter of expanded operations that include the microwave transport business acquired from NSN on June 1, 2012.   We are utilizing this experience to rationalize our operations, with a focus on reducing recurring costs.  Transition and integration activities with NSN are ongoing and we continue to evaluate the appropriate scale for the combined business.  We will closely monitor the need to adjust our cost profile as these activities progress and as we gain greater visibility into revenue opportunities.”

DragonWave also updated its revenue guidance for the second quarter of fiscal year 2013.  DragonWave now expects revenue for the quarter ended August 31, 2012 to be above US$40 million.  This revenue estimate is subject to DragonWave’s quarter-end closing and review procedures.

Figures are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the estimate of anticipated restructuring charges and cash usage, and the estimate of revenue for Q2 FY2013 provided above, constitute forward-looking statements within the meaning of applicable securities laws.  Readers are cautioned not to place undue reliance on such statements.  Forward-looking statements are preceded by words such as “believe”, “expect”, “anticipate”, “estimate”, “plans”, “intends”, “will” or similar expressions.  Forward-looking statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to vary materially. Certain risks relating to the acquisition of Nokia Siemens Network’s microwave transport business can be found in DragonWave’s press release of June 1, 2012 and in DragonWave’s Annual Information Form dated May 11, 2012. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Media Contacts
Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024